Filed Pursuant to Rule 433

Registration Statement No. 333-285508

November 2, 2026

News

FOR IMMEDIATE RELEASE

BMO Announces Upcoming Ticker Change from SHNY to GLLD for MicroSectors™ Gold 3× Leveraged ETNs

The only U.S.-listed ETP designed to provide daily 3× leveraged long exposure to SPDR® Gold Shares will retain its CUSIP, NYSE Arca listing and terms

NEW YORK, November 2, 2026 – Bank of Montreal (“BMO”) and REX Shares, LLC (“REX”) today announced plans to change the ticker symbol from “SHNY” to “GLLD” for the MicroSectors™ Gold 3× Leveraged ETNs due January 29, 2043, CUSIP: 063679526 (the “ETNs”). The ETNs are currently listed on the NYSE Arca, Inc.

This change is expected to be effective at the open of trading on November 12, 2026.

ETN Title	CUSIP	Current ETN Ticker Symbol	New ETN Ticker Symbol
MicroSectors™ Gold 3× Leveraged ETNs	063679526	SHNY	GLLD

After the ticker symbol change, the ETNs will continue to trade on NYSE Arca, Inc. under the new ticker symbol “GLLD,” with the same CUSIP. The ETNs’ name, daily leverage reset and all other terms and conditions will remain unchanged.

The ETNs are intended to offer sophisticated investors three times leveraged participation in the daily performance of the SPDR® Gold Shares (Ticker: GLD), before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage. The investment objective of the Reference Fund is for its shares to reflect the performance of the price of gold bullion, less the Reference Fund’s expenses. As of the date of this press release, the ETNs are the only U.S.-listed exchange-traded product designed to provide daily 3× leveraged long exposure to the daily performance of the SPDR® Gold Shares.

“GLLD is the only U.S.-listed daily 3× leveraged ETP linked to SPDR® Gold Shares,” said Scott Acheychek, COO of REX. “The ticker is changing, the product is not. Same daily reset, same 3× exposure to SPDR® Gold Shares.”

“Clear, consistent ticker symbols help investors navigate the MicroSectors™ lineup,” said Saurabh Kushwaha, Director at BMO Capital Markets. “The move from SHNY to GLLD is intended to make the connection to the underlying SPDR® Gold Shares (GLD) more apparent. The CUSIP, NYSE Arca listing and terms of the ETNs will remain unchanged.”

The MicroSectors™ brand includes a suite of exchange-traded notes spanning broad equity markets, equity sectors and themes, single-country equities, gold and corporate credit. The suite’s leveraged and inverse ETNs are designed for sophisticated investors seeking to express a one-day market view. All MicroSectors™ ETNs are senior, unsecured obligations of BMO, and all payments on them are subject to BMO’s credit risk. For the full MicroSectors™ lineup, visit www.microsectors.com.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the ETN Prospectus (as defined below).

Disclosures

The ETNs are not intended to be “buy and hold” investments and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long exposure to the performance of the SPDR® Gold Shares (the “Reference Fund”) on a daily basis, before taking into account the negative effect of the fees and charges. However, as a result of the daily resetting of the leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long investment in the Reference Fund. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the price of the Reference Fund, and returns on the ETNs may be negatively affected in complex ways by the volatility of the Reference Fund on a daily or intraday basis. It is possible that investors will suffer significant losses in the ETNs even if the long-term performance of the Reference Fund is positive. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide exposure to the leveraged performance of the Reference Fund on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the pricing supplement and related documents that we have filed with respect to the ETNs (collectively, the “ETN Prospectus”). Before investing in the ETNs or any other MicroSectors™ ETN, investors should carefully read the applicable pricing supplement and related offering documents, including the risk disclosures.

The ETN Prospectus can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before investing, please read the applicable pricing supplement, prospectus supplement and prospectus and the other documents that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer participating in the applicable offering, will arrange to send the applicable pricing supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) offers a suite of exchange-traded products built for both active traders and long-term investors, spanning income, thematic, and leveraged strategies. Whether making short-term trades, generating income from volatility, or investing in digital assets and emerging themes like drones, REX empowers investors to act on strong market views.

For more information, please visit www.rexshares.com

REX Media Contacts: rexshares@gregoryfca.com

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About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of July 31, 2026. Serving clients for more than 200 years, BMO provides a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services across Canada, the United States, and select markets globally. BMO is innovating for business value, by deploying and integrating human, digital and artificial intelligence to personalize client experiences, augment teams, and automate its business responsibly. Driven by its purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and stronger communities.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed to BMO for use for certain purposes by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Reference Fund to track the performance of gold bullion.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.

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